Exhibit 99.1

CMGE Announces Changes to Board of Directors

GUANGZHOU, China, July 1, 2013 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (NASDAQ: CMGE), a leading mobile game company in China, today announced that Mr. Haila Wang, an independent director, has resigned from the Company’s board of directors, effective July 1, 2013. The Company also announced that Mr. David Ku has been appointed an independent director of CMGE to replace Mr. Wang, effective July 1, 2013.

Mr. Haila Wang, who was appointed an independent director at the time of CMGE’s listing on the Nasdaq Global Market in September 2012, has accepted a new position at an affiliated company of VODone Limited, the controlling shareholder of CMGE. As a result of this new position, Mr. Wang no longer satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

“On behalf of the Company and board, we would like to thank Mr. Wang for his valuable contributions and dedicated service,” said Mr. Ken Jian Xiao, chief executive officer of CMGE.

Meanwhile, the Company is also pleased to announce that Mr. Ku has been appointed an independent director of CMGE to replace Mr. Wang, effective July 1, 2013.

Mr. David Ku

David Ku became our director on July 1, 2013. Mr. Ku serves as the chief financial officer of MediaTek Inc. Prior to that, he worked in the JPMorgan Investment Bank as a Vice President. Mr. Ku received a master’s of business administration degree from the University of Illinois at Urbana Champaign.

About CMGE

CMGE is a leading mobile game company in China with the largest market share among mobile game developers in terms of revenues in 2010, 2011 and 2012, according to Analysys International, an independent market research firm. CMGE has integrated capabilities in the development, operation, sale and distribution of mobile games in China. Its mobile handset design business complements its game development business as it pre-installs CMGE’s mobile games and game platforms in the handsets it designs, and enhances CMGE’s knowledge of user habits and preferences and industry trends. CMGE has a large and diversified portfolio of games, and it has strong game development, operation and sale and distribution capabilities in China.

Forward-looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies as well as business plans; future development, results of operations and financial condition; ability to continue to develop new and attractive products and services; ability to continue to develop new technologies or upgrade existing technologies; ability to attract and retain users and customers and further enhance brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

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